UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Campbell, Robert H.
   Sunoco, Inc.
   Ten Penn Center
   1801 Market Street
   Philadelphia, PA  19103-1699
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  12/31/00    J        23.5699       A  $0.00000 (1) 1,098.8605     D  Direct

Table II (PART 1) Derivative Securitites Acquired,  Disposed of, or Beneficially
Owned (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Equivalents (2)                   12/15/00 (3)   J         1,420.6890

Table II (PART 2) Derivative Securitites Acquired,  Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Common Stock Equivalents (2)   12/15/00  Common Stock                   1,420.6890    (4)         6,134.6270    D   Direct
                               (3)

Explanation of Responses:

(1)
These shares were acquired from January 1, 2000 through December 31, 2000 pursuant to a Hershey Foods Dividend Reinvestment Plan. Shares were purchased quarterly at prices ranging from $47.00 to $64.375.
(2)
These units were acquired as dividends reinvested on units deferred previously under the Director's Compensation Plan and new deferrals of 2000 director's fees under the Plan; 109.808 units were reinvested dividends and 1,310.881 were deferrals of 2000 director's fees.
(3)
Reinvested dividends were acquired on 3/15/00, 6/15/00, 9/15/00 and 12/15/00; 2000 deferred director's fees were credited on 5/1/00 and 12/15/00.
(4)
Units were acquired at various times throughout the year as noted in Footnote 3. These prices range from $43.75 to $58.6875.

SIGNATURE OF REPORTING PERSON
/S/ Campbell, Robert H.
DATE 02/08/2001